EXHIBIT 99.1

‘NFL Tuesday Night Gaming’ Season Two Wraps with Special Episodes

Exclusive Episode Airing Jan. 13 on FOX Hosted by Matthew “MMG” Meagher

NEW YORK and LOS ANGELES, Jan. 10, 2024 (GLOBE NEWSWIRE) -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (TSX: EGLX), and the National Football League will wrap the second season of the popular video gaming series “NFL Tuesday Night Gaming” (NFL TNG) with a collection of special episodes that highlight the moments fans crave the most. For those who missed all the action during the regular season, for the first time “NFL TNG” will air on FOX for a one-hour broadcast on Jan. 13 at noon ET, featuring some of the top moments and hottest player rivalries from season two in a special episode hosted by popular Madden NFL content creator Matthew “MMG” Meagher.

Through the collaboration of NFL stars and gaming content creators, “NFL TNG” is committed to connecting fan communities and delivering a cohesive viewing experience tailored to the preferences of young audiences. The program saw major growth in its second season with an overall +40% increase in total impressions in comparison to its inaugural season in 2022.

“Season two of ‘NFL Tuesday Night Gaming’ saw great success with record growth numbers which further exemplifies the strength of our first-of-its-kind gaming series and the NFL’s dedication to bringing fans an unparalleled experience beyond the football field alongside Enthusiast Gaming,” said Ed Kiang, vice president of video gaming at the NFL. “Collaborating with our broadcast partner FOX to help culminate season two with an exclusive top moments program will allow fans to catch all the action they might have missed while providing an unforgettable bookend to an impactful season.”

“Crafting a dynamic weekly series that seamlessly bridges the worlds of gaming, streaming and NFL stardom has been a remarkable accomplishment and has set a new standard for entertainment at the intersection of sports and gaming,” said Adrian Montgomery, Chairman and interim Chief Executive Officer of Enthusiast Gaming. “‘NFL TNG’ enables us to spotlight a vibrant synergy between gaming and sports to a broader audience, ensuring an exhilarating experience that captivates fans and brings the convergence of these worlds to the forefront.”

Upcoming Special Episodes
“NFL TNG” will have several special episodes surrounding major NFL moments in January and February where fans can catch more of the action. In addition to the hour-long regular season recap hosted by Matthew “MMG” Meagher on FOX, there will be four other special episodes with new content in celebration of major NFL beats.

  “NFL Tuesday Night Gaming” one-hour broadcast on FOX (Jan. 13 at noon ET )
  “NFL Tuesday Night Gaming Chunky® Spicy Showdown” (Jan. 16 at 6 p.m. ET)
  “NFL Tuesday Night Gaming Pro Bowl Games Special” (Jan. 30 at 7 p.m. ET)
  “NFL Tuesday Night Gaming” during Super Bowl LVIII Week (Feb. 8-9, times to be announced at a later date)

Fans can watch all-new special episodes from Jan. 13 to Feb. 9 and look back at season two’s non-stop action on “NFL TNG’s” Twitch, YouTube and X channels.

About “NFL Tuesday Night Gaming” Season Two
The second season of “NFL TNG” featured NFL players and Legends teaming up with top gaming creators to go head-to-head across popular video game titles from a variety of genres including Fall Guys, Rocket League, Fortnite, Madden NFL and new this season, Apex Legends.

The 15-episode season aired every Tuesday at 7 p.m. ET in tandem with the NFL regular season on “NFL TNG’s” Twitch, YouTube and X channels, treating fans to a mix of gaming, entertainment and behind-the-scenes moments, including 1v1 show matches between MMG and various NFL talents in a couch co-op style Madden NFL matchup. The season featured a new format with captain-led teams, including creators like SypherPK, Symfuhny, TypicalGamer and QTCinderella and top NFL talent including Ja’marr Chase, Puka Nacua, CJ Mosley and Demarcus Lawrence.

From the star-studded “NFL Tuesday Night Gaming Play Day”, hosted by Quavo at the season's start, to the much-anticipated return of JeromeASF and JennySmiles for “NFL Family Game Night”, a special “NFL TNG” series intended for children and parental co-viewing audiences, and the exciting integration of the One Piece x Fortnite Map, this season delivered a diverse array of unique experiences tailored for gamers of all audiences.

Media Contacts:
Liana Bailey, liana.bailey@nfl.com,
Enthusiast Gaming PR, press@enthusiastgaming.com

Investor Contacts:
Enthusiast Gaming, Felicia DellaFortuna, CFO
FNK IR, Rob Fink and Matt Chesler, CFA, investor@enthusiastgaming.com

About Enthusiast Gaming
Enthusiast Gaming is the leading gaming media and entertainment company in North America, building the largest platform for video game enthusiasts and esports fans to connect and compete worldwide. Combining the elements of its five core pillars: creators, content, communities, games, and experiences, Enthusiast Gaming provides a unique opportunity for marketers to create integrated brand solutions to connect with coveted Gen Z and Millennial audiences. Through its proprietary mix of digital media, content and gaming assets, Enthusiast Gaming continues to grow its network of communities, reflecting the scale and diversity of gaming enthusiasts today.

Forward Looking Information
This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast Gaming anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking statements in this news release include, but are not limited to, statements regarding the Company’s strategic plans, and details pertaining to the distribution and composition of the NFL TNG programming.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, including, but not limited to, expectations and assumptions concerning interest and foreign exchange rates; capital efficiencies, cost saving and synergies; growth and growth rates; the success in the esports and media industry; and the Company’s growth plan. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; the timing and filing of the final base shelf prospectus and corresponding Registration Statement; the potential offering of any Securities by the Company; uncertainty with respect to the completion of any future offering; the ability to obtain applicable regulatory approvals for any contemplated offerings; the ability of the Company to negotiate and complete future funding transactions; adverse industry events; and future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive. For more information on the risk, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR+ at www.sedarplus.ca. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.